ATCO
GROUP

Corporate Office

04030118

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

May 5, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

RECEIVED MAY 12 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 181

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed May 5, 2004 for symbol CU
- Corporation's Form 1, filed May 5, 2004 for symbol CU.X
- Corporation's Form 1, filed May 5, 2004 for symbol CU.PR.T
- Corporations' Form 1, filed May 5, 2004 for symbol CU.PR.V
- Corporation's Form 1, filed May 5, 2004 for symbol CU.PR.D
- Corporation's Form 1, filed May 5, 2004 for symbol CU.PR.A
- Corporation's Form 1, filed May 5, 2004 for symbol CU.PR.B

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Administrator

dlw 5/14

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	04/01/2004 - 04/30/2004

Summary

Issued & Outstanding Opening Balance :	41,177,191	As at :	04/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	27,375		
Issued & Outstanding Closing Balance :	41,204,566		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
04/30/2004	Conversion (General)	27,375
Totals		27,375

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/05/2004 11:27:30
Last Updated:	05/05/2004 11:26:43

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	04/01/2004 - 04/30/2004

Summary

Issued & Outstanding Opening Balance :	22,236,494	As at :	04/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-27,375		
Issued & Outstanding Closing Balance :	22,209,119		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
04/30/2004	Conversion (General)	-27,375
Totals		-27,375

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/05/2004 11:28:42
Last Updated:	05/05/2004 11:28:00

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	04/01/2004 - 04/30/2004

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	04/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		*0*

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/05/2004 11:29:28
Last Updated:	05/05/2004 11:29:17

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	04/01/2004 - 04/30/2004

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	04/01/2004

	Effect on Issued & Outstanding Securities
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	2,146,730

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/05/2004 11:30:03
Last Updated:	05/05/2004 11:29:56

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	04/01/2004 - 04/30/2004

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	04/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/05/2004 11:30:33
Last Updated:	05/05/2004 11:30:26

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	04/01/2004 - 04/30/2004

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	04/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/05/2004 11:31:06
Last Updated:	05/05/2004 11:30:59

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	04/01/2004 - 04/30/2004

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	04/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/05/2004 11:31:40
Last Updated:	05/05/2004 11:31:29